Exhibit 99.1

Check-Cap Ltd. Files Annual Report on Form 20-F for the Year Ended
December 31, 2014

ISFIYA, Israel, April 29, 2015 - Check-Cap Ltd., (Nasdaq:  CHEK, CHEKW) a clinical stage medical diagnostics company engaged in the development of a preparation-free ingestible imaging capsule that utilizes low-dose X-rays for the screening for colorectal cancer, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2014 with the U.S. Securities and Exchange Commission ("SEC"). The annual report on Form 20-F, which contains its audited financial statements, can be accessed on the SEC's website at http://www.sec.gov/ as well as via the Company's investor relations website at http://ir.check-cap.com/. The Company will deliver a hard copy of its annual report on Form 20-F, including its complete audited financial statements, free of charge, to its shareholders upon request to liort@check-cap.com.

About Check-Cap Ltd.

Check-Cap is a clinical stage medical diagnostics company focused on the development of gastrointestinal imaging devices. The Company's lead product is an endoscopy capsule with a colon imaging system for colorectal cancer and clinically-significant pre-cancerous polyps that utilizes proprietary, ultra-low-energy X-ray-based measurement technology to safely generate high-resolution, 3-dimensional imagery of the colon without cleansing or other aggressive bowel preparation. This solution is designed to increase compliance with screening recommendations.  The Check-Cap imaging system is not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

CONTACT:

Check-Cap Contact:
Lior Torem, CFO
+972-4-830 3415
liort@check-cap.com

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com